[ENERNOC LETTERHEAD]
November 14, 2011
Via Edgar Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Stephen Krikorian Accounting Branch Chief

Re:	EnerNOC, Inc. Form 10-K for the year ended December 31, 2010 Filed March 1, 2011 File No. 001-33471
Ladies and Gentlemen:
     On behalf of EnerNOC, Inc., a Delaware corporation (the “Company”), submitted herewith is the Company’s response to comments contained in the letter dated November 10, 2011, from Mr. Stephen Krikorian, Accounting Branch Chief, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Annual Report”). The 2010 Annual Report was filed with the Commission on March 1, 2011.
     As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.
Form 10-K for the year ended December 31, 2010
Consolidated Financial Statements
Significant Accounting Policies
Revenue Recognition, page F-17
     Comment:
1.	We note your response to prior comment 1. Please revise your revenue recognition policy in future filings to clarify how you determined that you should report revenue on a gross basis. In addition, disclose why gross reporting is appropriate for your demand response revenues. In this regard, we note that

EnerNOC, Inc.
November 14, 2011

certain discussions within your response should be included in your revenue recognition policy as to clarify your relationship with power grid operators and utilities and your C&I customers.
Response:
For purposes of clarity, the Company respectfully advises the Staff that in response to the comments contained in the letter dated September 28, 2011 from Mr. Stephen Krikorian of the Staff of the Commission, the Company revised its revenue recognition policy disclosure on page 8 of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the “Quarterly Report”). The Quarterly Report was filed with the Commission on November 7, 2011. The revised disclosure in the Quarterly Report with respect to gross versus net revenue reporting in accordance with Accounting Standards Codification (“ASC”) 605, Revenue Recognition (“ASC 605”) related to the Company’s demand response revenues:
“Based on the evaluation of the factors in ASC 605-45-45, including the fact that the Company is the primary obligor and bears both the performance and credit risk related to its arrangements with electric power grid operators and utility customers, the Company has determined that it is the principal in these arrangements. Therefore, the Company records demand response revenues gross of the amounts billed to the electric power grid operators and utility customers and records the amounts paid to C&I customers as cost of revenues.”
The Staff is supplementally advised that the disclosure will be further revised in all future filings by the Company under the Securities Exchange Act of 1934, as amended, as follows:
“The Company has evaluated the factors within ASC 605-45-45 regarding gross versus net revenue reporting for its demand response revenues and its payments to C&I customers. Based on the evaluation of the factors within ASC 605-45-45, the Company determined that all of the applicable indicators of gross revenue reporting were met. These applicable indicators of gross revenue reporting included, but were not limited to, the following:
• The Company is the primary obligor in its arrangements with electric power grid operators and utility customers because the Company provides its demand response services directly to electric power grid operators and utilities under long-term contracts or pursuant to open market programs and contracts separately with C&I customers to deliver such services. The Company manages all interactions with the electric power grid operators and utilities, while C&I customers do not interact with the electric power grid operators and utilities. In

EnerNOC, Inc.
November 14, 2011

addition, the Company assumes the entire performance risk under its arrangements with electric power grid operators and utility customers, including the posting of financial assurance to assure timely delivery of committed capacity with no corresponding financial assurance received from its C&I customers. In the event of a shortfall in delivered committed capacity, the Company is responsible for all penalties assessed by the electric power grid operators and utilities without regard for any recourse the Company may have with its C&I customers.
• The Company has latitude in establishing pricing, as the pricing under its arrangements with electric power grid operators and utilities is negotiated through a contract proposal and contracting process or determined through a capacity auction. The Company then separately negotiates payment to C&I customers and has complete discretion in the contracting process with the C&I customer.
• The Company has complete discretion in determining the supplier (C&I customer) to provide the demand response services, provided that the C&I customer is located in the same region as the applicable electric power grid operator or utility.
• The Company is involved in both the determination of service specifications and performs part of the services, including the installation of metering and other equipment for the monitoring, data gathering and measurement of performance, as well as, in certain circumstances, the remote control of C&I customer loads.
As a result, the Company determined that it earns revenue (as a principal) from the delivery of demand response services to electric power grid operators and utility customers and records the amounts billed to the electric power grid operators and utility customers as gross demand response revenues and the amounts paid to C&I customers as cost of revenues.”
*     *     *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

EnerNOC, Inc.
November 14, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.
     Management hopes that the above responses will be acceptable to the Commission. Please do not hesitate to call Laurie Harrison, Deputy General Counsel of the Company, at (617) 532-8127 with any questions regarding this letter. Thank you for your time and attention.
Very truly yours,
/s/ Timothy G. Healy
Timothy G. Healy
Chairman of the Board and Chief Executive Officer